Mail Stop 4561

December 3, 2007

VIA USMAIL and FAX (949) 273 - 4001

Mr. Gary D. Allhusen
Executive Vice-President & Chief Operating Officer
Caneum, Inc.
170 Newport Center Drive, Suite 210
Newport Beach, California 92660

   Re: **Caneum, Inc.**
      Form 10-KSB for the year ended 12/31/2006
      Filed on 7/3/2007
      File No. 000-30874

Dear Mr. Gary D. Allhusen:

  We have reviewed your above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosures are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

  In our comments, we may ask you to provide us with information so we may better understand your disclosures. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2006

Item 6. Management's Discussion And Analysis Or Plan Of Operation

Critical Accounting Policies, page 19

1.   We note that your disclosure only includes a description of your accounting policies relating to revenue recognition and share-based compensation arrangements. In future filings, please supplement your description of your critical accounting policies with a discussion of the role that these policies and estimates have in understanding your financial condition and operating performance. Provide a comprehensive discussion of your critical accounting policies, including the judgments and uncertainties affecting the application of those policies and the likelihood that materially different amounts would be reported under different conditions or using different but reasonably plausible assumptions. Refer to FR-72.

2.   Also, given the materiality of the accounts receivable, goodwill and other intangible assets, please explain to us how you considered FR-72 in determining whether to address the risk of change associated with your estimates or assumptions relating to your impairment policy for these assets.

Financial Statements and Notes

Note 7 – Tier One Transaction, pages 65 - 66

3.   Please refer to the Form 8-K filed on June 12, 2006 relating to your acquisition of Tier One. We note that the pro-forma financial statements only present the pro forma results. Please revise to show how you combined the historical financial statements of both entities, the amount of each pro forma adjustment, and reference the pro forma adjustments to notes which clearly explain the assumptions involved. Refer to Item 310(d) of Regulation S-B. Also, refer to Article 11 of Regulation S-X for enhanced guidelines for the preparation of pro forma financial information.

Note 8 – Continuum Transaction, pages 66 – 68

4.   Please refer to the Form 8-K filed on March 16, 2007 relating to your acquisition of Continuum. We note you have provided un-audited financial statements for the years ended March 31, 2006 and 2005 and pro-forma financial statements for the nine-months ended September 30, 2006 and 2005. Please address the following comments:
   - Tell us how you considered Item 310(c) of Regulation S-B in determining the audited and un-audited financial statements of

Continuum that are required to be filed. Please include your computations based on Items 310(c)(2) and 310(c)(4).

- Please note that since your step acquisition of Continuum represents a single plan to be completed within a twelve month period your acquisition should be aggregated for computation purposes. See Rule 310(c)(1)(ii) of Regulation S-B.
- Tell us how you considered Item 310(d)(2)(i) of Regulation S-B in determining the periods for which pro forma audited statements of income are required to be filed.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Wilson K. Lee, at (202) 551-3468 or me at (202) 551- 3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant